UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) informs its shareholders and the market in general that, on the date hereof, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F is available on the SEC website (www.sec.gov) and on the Company’s website (https://www.cosan.com.br/en/).

Cosan’s shareholders may receive a hard copy of the 20-F, which contains the Company’s complete audited financial statements, free of charge, upon request. Requests should be directed to:

Investor Relations, Cosan S.A.
Av. Brigadeiro Faria Lima, 4,100 – 15th floor
São Paulo, SP 04538-132 Brazil
+55 (11) 3897-9797
ri@cosan.com

São Paulo, April 30, 2025.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer